UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I —REGISTRANT INFORMATION
Borders Group, Inc. Savings Plan

Full Name of Registrant
Borders Group, Inc.
100 Phoenix Drive

Address of Principal Executive Office (Street and Number)
Ann Arbor, Michigan 48108

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be completed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, Form 11-K. Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.
     On February 16, 2011, Borders Group, Inc. (the “Company”), Borders, Inc. and certain of their subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). The reorganization cases (the “Chapter 11 Cases”) are being jointly administered as Case No. 11-10614(MG) under the caption “In re Borders Group, Inc., et al.” The Debtors continue to operate their business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
     As a result of the pendency of the Chapter 11 Cases, the Company has been required to devote a substantial portion of its personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to the Chapter 11 Cases. This has resulted in a delay in the Registrant’s completion of its Annual Report on Form 11-K for its fiscal year ended December 31, 2010. The Registrant expects to file its Form 11-K with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV
OTHER INFORMATION
(1)	The name and telephone number of the person to contact in regard to this notification is:

Mr. Glen Tomaszewski 734-477-4750

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or the Investment Company Act of 1940 during the preceding 12 month period or for such shorter period as the registration was required to file such reports been filed? If no, indentify such reports.

Yes ☐ No ☑

As a result of the pendency of the Chapter 11 Cases, the Company has implemented modified periodic reporting under the Securities Exchange Act of 1934 (the “Securities Exchange Act”) as set forth in Staff Legal Bulletin No. 2 adopted by the Staff of the Securities and Exchange Commission. The Company has not filed its Form 10-Q for its fiscal quarter ended April 30, 2011 with the Securities and Exchange Commission. The Company is unable at this time to determine whether or when it may resume filing periodic reports with the Securities and Exchange Commission in accordance with the Securities Exchange Act.

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable to Form 11-K.

     The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
June 29, 2011

Borders Group, Inc. Savings Plan (Name of the Plan)
By:	SAVINGS PLAN COMMITTEE

/s/ Glen Tomaszewski
Glen Tomaszewski
Vice President, Chief Accounting Officer and Controller and Member of the Savings Plan Committee

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